Exhibit 99.1

Amended Proposed Compensation Terms for Mr. Chaim Katzman under Proposal 1

Introductory Note: Only those sections of the original proposed employment terms that have been amended appear below. All other proposed employment terms remain as they appeared in Exhibit A to the Proxy Statement for the upcoming Special Shareholder Meeting of Gazit-Globe Ltd. (“Gazit”), annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by Gazit to the Securities and Exchange Commission on May 7, 2018.

“1.2.2. Fixed Element- Monthly Salary and Related Terms:

Mr. Katzman will be entitled to a monthly salary, to the date of this report, at a monthly cost of NIS 169,166 (comprising a base salary and social and related benefits, as customary in the Company (the “Fixed Salary”)), reflecting an annual cost to the Company (stand-alone, to the date of this report, based on 2017 data), in an amount of approximately NIS 2.03 million, while the overall cost of employment of Mr. Katzman for the Company ~~(i.e. – the cost paid to him by the Company less the aggregate cost of the compensation paid to him by public subsidiaries of the Company, as shall be from time to time, as described in section 1.2.3 below)~~ will not exceed NIS 3.9~~5.8~~ million, with the Fixed Salary being paid to Mr. Katzman by the Company will equal the difference between NIS 5.8 million (the “Fixed Annual Cost of Employment for the Group”) and the sum of the aggregate cost of the compensation paid to him by public subsidiaries of the Company, as shall be from time to time, as described in section 1.2.3 below, provided that if such difference exceeds NIS 3.9 million, the Company shall bear (directly or indirectly, through its wholly-owned private subsidiaries) a maximum annual cost of employment of NIS 3.9 million (the “Maximum Annual Cost of Employment”). The Fixed Salary, the Fixed Annual Cost of Employment for the Group, and the Maximum Annual Cost of Employment ~~(as defined below)~~ will be modified once per calendar year in the amount by which the Consumer Price Index rises relative to the index for December 2017.

In addition to the Fixed Salary, Mr. Katzman will be entitled to sickness and convalescence days pursuant to the provisions of the law and to 30 vacation days per year, which may be accrued up to 60 days, all provided that the annual cost of employment shall not exceed the ~~in the Company does not exceed NIS 5.8 million (“~~Maximum Annual Cost of Employment~~”)~~ (as defined above).

In addition, Mr. Katzman will be entitled to indemnification and insurance on equivalent terms to the other officers of the Company.”

“1.2.3. Compensation from Companies Controlled by the Company:

To the date of this report, Mr. Katzman is entitled to compensation for his office as the Chairman of the Board of Directors of ATR (EUR 700,000 a year) and as Chairman of the Board of Directors of CTY (EUR 165,000 a year).

To the date of this report, based on the existing compensation arrangements in the subsidiaries and the payments that were made to Mr. Katzman by the aforesaid subsidiaries during 2017, the Company is expected to pay Mr. Katzman approximately NIS 2.03 million, to the effect that the annual cost of his salary, together with payments payable to him for his office in the subsidiaries, ATR and CTY, will not exceed NIS 5.8 million. It is hereby clarified that the Company will only pay (directly or indirectly, through its wholly-owned private subsidiaries) the difference between the total compensation actually paid to Mr. Katzman by all subsidiaries and the Fixed Annual Cost of Employment for the Group ~~Maximum Annual Cost of Employment~~ (i.e. NIS 5.8 million), and in any case, the Company shall bear the annual cost of employment which will not exceed NIS 3.9 million (the Maximum Annual Cost of Employment, as defined above).

Once every six months, the parties will calculate the amounts paid to Mr. Katzman by the subsidiaries, as above, and by the Company and will perform the necessary adjustments, in order to verify that the actual annual cost does not exceed the Fixed Annual Cost of Employment for the Group, and the Maximum Annual Cost of Employment.

For details regarding the compensation to which Mr. Katzman was entitled from companies that are controlled by the Company in 2017, see Regulation 21 in Chapter D of the Periodic Report.”

“1.2.5. Severance Terms

In the event that the period of the agreement elapses without the signing of a new employment agreement with Mr. Katzman for his office as CEO of the Company, Mr. Katzman shall be entitled to the Fixed Salary for the duration of an additional six months (during such period, Mr. Katzman shall not be entitled to any payment for an advance notice period).

In the event that the Company wishes to terminate the agreement before the expiry of three years (excluding in circumstances under which the Company is entitled to terminate the agreement without any right for severance payments), Mr. Katzman will be entitled to the following: (a) an advance notice period of 180 days during which Mr. Katzman will be entitled to receive the Fixed Salary; (b) Fixed Salary for an additional six months (an “Accommodation Grant”). It is clarified that the Accommodation Grant shall only be paid to Mr. Katzman if, and to the extent that, Mr. Katman does not serve as an office holder of the Company or its subsidiaries during the period for which the Accommodation Grant is being paid.

In the event of death or loss of fitness to work, god forbid, Mr. Katzman (or his estate) shall be entitled to the payment of the Fixed Salary for a period of 12 months (during such period, Mr. Katzman shall not be entitled to payment for an advance notice period).”

“1.2.6. The footnotes to the compensation table appearing in Section 1.2.6 to Exhibit A to the Proxy Statement are amended as shown below:

(1)	Relates to direct holdings. For a description of the holdings of Mr. Katzman ~~and Mr. Segal~~ in Norstar, the controlling shareholder in the Company, see section 4.1below.

(2)	It is hereby clarified that this amount may alter (upward or downward) depending on the total amount of compensation to which Mr. Katzman is entitled for his office as an officer in the Company’s subsidiaries in a given year (as described in footnote 3 below), provided that the overall compensation that Mr. Katzman receives from the Company in any given year does not exceed NIS 3.9~~5.8~~ million.

(3)	Reflects the total compensation to which Mr. Katzman is entitled, pursuant to the existing agreements and the data for 2017, for his office as Chairman of the Board in the subsidiaries, ATR and CTY. If the total compensation that Mr. Katzman actually receives from subsidiaries is less than NIS 3,700,000, including as a result of the modification of the terms of Mr. Katzman’s compensation in any of the subsidiaries, the termination of Mr. Katzman’s office in any of the subsidiaries, exchange differences between the payment currency and the NIS etc., the Company will pay Mr. Katzman the difference, to the effect that the compensation that Mr. Katzman receives from the Company and from the subsidiaries in any given year amounts to NIS 5.8 million so long as the Company’s share of the foregoing compensation shall not exceed NIS 3.9 million. If the total compensation that Mr. Katzman actually receives from subsidiaries in the Group exceeds NIS 3,770,000 in a given year, the compensation that is directly borne by the Company in such year in relation to Mr. Katzman’s office will be reduced by the excess amount, to the effect that the compensation that Mr. Katzman receives from the Company and from the subsidiaries in any given year does not exceed NIS 5.8 million.

“1.4. The Manner in which the Consideration has been Calculated

The compensation package was determined on the basis of comparative data relating to the compensation that is proposed to the CEO of the Company, this based on a comparative analysis prepared by Prof. Moshe Zviran, which is attached as Appendix A to this report, as well as in relation to the terms of employment of the previous CEO.

The proposed resolution: To approve the terms of service and employment of Mr. Chaim Katzman, which include an annual base salary cost from the Group of NIS 5.8 million a year, of which the Company will bear the difference between the aforesaid annual cost and the total amounts that are actually paid by subsidiaries of the Company for the office of Mr. Katzman therein, so long as the cost of employment for the Company (directly or indirectly, through its wholly-owned private subsidiaries) shall not exceed NIS 3.9 million per year, as described in Section 1 of the general meeting notice, for a period of 3 years, commencing on February 1, 2018.”

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